Exhibit 99.1

NEWS RELEASE

For Immediate Release	Contact: Howard Kaminsky, Sr. VP-CFO (818) — 790-2717 EXT. 256

SPORT CHALET ANNOUNCES ELECTION OF
CRAIG LEVRA AS CHAIRMAN OF THE BOARD

Los Angeles, California — (August 1, 2001) — Norbert Olberz, the founder of Sport Chalet, Inc. (NASDAQ — NMS:SPCH), announced today at the Annual Meeting of Stockholders that at the age of 76, he is stepping down from his position as Chairman of the Board. Mr. Olberz founded the company in 1959 in La Canada, California and remains the principal stockholder.

Craig Levra, the 42 year old President and Chief Executive Officer, was elected Chairman of the Board of Directors at their meeting today. Mr. Levra joined the Company as President in November of 1997. He was appointed to the Company’s Board of Directors in November of 1998, and Chief Executive Officer in August 1999.

Mr. Olberz will assume the title of Chairman Emeritus and continue to serve on the Company’s Board of Directors. Commenting on the appointment Mr. Olberz stated, “ I would like to spend more time with my wife and partner, Irene. The Board of Directors has been very satisfied with Mr. Levra’s performance these past three years. He has led the company to record sales and profits and we are confident that he will continue to motivate and lead the Sport Chalet team”.

Sport Chalet is a leading operator of full service specialty sporting goods superstores, operating in Southern California since 1959. The Company offers over 35 services for the serious sports enthusiast, including custom golf club fitting and repair, ski rental and repair, full dive training and certification programs, SCUBA charters, team sales, racquet stringing, and bicycle tune up and repair through its 24 locations. The address for Sport Chalet’s web site is www.sportchalet.com.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in Company’s specific market areas, inflation, changes in costs of goods and services and economic conditions in general and in specific market areas. Certain of these and other risks are more fully described in the Company’s filings with the Securities and Exchange Commission.

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